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Direct:	(612) 607-7557
Main:	(612) 607-7000
Fax:	(612) 607-7100
E-Mail:	PPazderka@Oppenheimer.com

December 13, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attn: Joseph Foti, Claire Erlanger and Lyn Shenk

Re:	Marten Transport, LTD.
Form 10-K for the year ended December 31, 2004
Forms 10-Q for the periods ended September 30, 2005, June 30, 2005 and March 31, 2005
Commission file #: 000-15010

Dear Ladies and Gentlemen:

On behalf of Marten Transport, Ltd., we are responding to the comment letter, dated November 29, 2005, from Mr. Joseph A. Foti to Mr. Darrell D. Rubel, Chief Financial Officer of Marten Transport, Ltd. (“Marten”), to Marten’s November 17, 2005 response to the original comment letter dated October 27, 2005 regarding Marten’s Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the periods ended June 30, 2005 and March 31, 2005.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated November 29, 2005.

Form 10-K for the year ended December 31, 2004

Note 2.  Details of Consolidated Balance Sheet Accounts

- Property and Equipment, page 31

1.              We note from your response to our prior comment 6 that the depreciation expense you recorded using a 5 year useful life with a 25% salvage value would have been the same if you used a 3.25 year useful life with a 51.25% salvage value.  We believe, however, that the policy disclosure in your notes to the financial statements should reflect the useful lives and salvage values expected based on your replacement plan.  In future filings, please revise your disclosure as appropriate for both tractors and trailers.  In addition, please clarify for us whether your historical experience demonstrates that a 51.25% salvage value is appropriate for 3.25 year old tractors.

Marten will add a discussion of the relationship of useful lives and salvage values used for depreciating tractors and trailers compared with its current replacement plan to its footnote regarding Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for its Form 10-K for the year ending December 31, 2005, as well as its subsequent future Form 10-K filings.

Marten’s historical experience does support the reasonableness of a 51.25% salvage value for 3.25 year-old tractors.  Marten noted in its response to your prior comment 9 that a temporary increase in the demand for used tractors that are not subject to the EPA emissions reduction directives has led to a short-term increase in gains recorded in Marten’s disposition of tractors.  The average gain per tractor disposed has increased from a loss of $773 in 2002 to gains of $1,164, $2,875 and $4,553 in 2003, 2004 and the nine months ended September 30, 2005, respectively.  During this time frame, Marten decreased the average age of tractors disposed from approximately 3.9 years in 2002 to approximately 3.25 years in the nine months ended September 30, 2005.

In prior years, tractors disposed of after approximately 3.25 years also showed an increasing market value.  A representative group of 9 tractors disposed of in 2002 within 3.7 years after purchase averaged a loss on disposition of $3,611 per tractor.  Representative groups of 16 tractors disposed of in 2003 within 3.7 years after purchase averaged a loss on disposition of $2,323 per tractor while 12 tractors disposed of in 2004 within 3.2 years after purchase averaged a gain of $2,292 per tractor.  The trend of increased average gains per tractor disposed of from 2002 to 2005 is similar for both the above representative groups of tractors disposed of after approximately 3.25 years and for all tractors disposed of in each year.   Accordingly, the increase in gains has resulted from an increase in demand for used tractors and not from the acceleration in Marten’s fleet replacement.

- Net investment in direct financing leases, page 34

2.              We note from your response to our prior comment 7 that you use the interest method to amortize unearned income and record the amortization in the “Interest income” line item of Other Expenses (Income) in the Statement of Operations.  In future filings, please disclose this information in your note to the financial statements.

Marten will add the method used to amortize unearned income and where the amortization is recorded in its Statements of Operations to its footnote regarding Details of Consolidated Balance Sheet Accounts in the Notes to Consolidated Financial Statements for its Form 10-K for the year ending December 31, 2005, as well as its subsequent future Form 10-K filings.

Form 10-Q for the period ended September 30, 2005

Statements of Cash Flows

3.              We note from your response to prior comment 10 that you have presented revenue equipment additions and proceeds from revenue equipment dispositions on a gross basis.  Please revise future filings to present all additions purchased and dispositions on a gross basis.

Marten will present all additions and the proceeds from dispositions on a gross basis in its Consolidated Condensed Statements of Cash Flows in future Form 10-Q filings.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning Marten’s Form 10-K for the year ended December 31, 2004 or Forms 10-Q for the quarters ended September 30, 2005, June 30, 2005 and March 31, 2005.

Very truly yours,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

cc:	Darrell D. Rubel
James J. Hinnendael